August 24, 2018

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Courtney Lindsay
Celeste Murphy

Re:	Seven Stars Cloud Group, Inc. Registration Statement on Form S-1 Filed April 20, 2018 CIK No. 0000837852

Dear Ms. Murphy and Mr. Murphy:

On behalf of Seven Stars Cloud Group, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission(the “Commission”) by letter (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the filing of this response letter, the Company is filing the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form S-1 filed April 20, 2018

Prospectus Summary, page 5

1.	Please prominently discuss your management's experience in providing the Fintech services you discuss throughout your registration statement. To the extent your management's experience is limited, please provide a risk factor to this effect.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 2.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Two

2.	We also note that you are trying to establish "business ecosystem" based on a "7-3-2-1" approach. Please explain what your "business ecosystem" entails. Please also revise your disclosure to describe in plain-English your structural approach. For example, explain what the blockchain-based technology platforms and distribution networks are and how you plan to acquire and use them. Revise your registration statement throughout to reflect these changes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 1.

3.	Please prominently disclose in your Prospectus Summary that you have a multi-tiered capital structure that includes preferred stock, some of which is currently issued and outstanding. Discuss the disparate rights that preferred shareholders have as compared to common shareholders, the control such shareholder may have over company matters (including the election of directors, amendment of organizational documents and approval of major corporate transactions), the anti-takeover effects and any current plans to issue preferred shares. Revise your disclosure on page 62 to reflect any changes made here.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 2.

4.	Please include a corporate organization chart that shows all of your material affiliates. Within this chart, please clearly indicate where the operations are located and whether the relationship is contractual (i.e., through a VIE) or through equity. We note your corporation organization chart on page 37.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 42 by adding a reference to Exhibit 21 at the top of the corporate organization chart. The Company further advises the Staff that whether the relationship of each affiliate is contractual or through a VIE, it has been marked in the organization chart on page 42, and all material affiliates of the Company have been listed in exhibit 21 filed with our initial registration statement filing. Within exhibit 21, we listed out each significant subsidiary’s name and its place of incorporation.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Three

5.	We note that beginning in 2017 that you are aiming to become a "next generation Artificial-Intelligent (AI) & Blockchain-Powered, Fintech company." Please describe in plain-English what services you plan to provide. Further expand your disclosure to discuss what those services will entail and how you plan to provide them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 1.

Risk Factors, page 9

6.	We note that on page 25 you state that you continue to gather information relating to the impact of the new 2017 U.S. tax law on your business. Consider including a risk factor discussing the uncertain nature of the effect of the new law on your financial results.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24.

Risk Related to Doing Business in China, page 13

7.	Disclose here any potential risks associated with the trade tensions between the United States and China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11.

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you may want to..., page 21

8.	We note that your company had a dramatic swing in share price in the fourth quarter of 2017. Please discuss here or where you deem appropriate the causes of the share price changes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 to state that numerous factors may cause the Company’s share price to change including those that are not discernible or determinable by the Company.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Four

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 24

9.	Please provide the basis for which you describe DBOT as “a blockchain based alternative Trading System fully licensed by the SEC.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 to acknowledge thatDBOT is an SEC recognized Alternative Trading System. Per the SEC’s ATS List found here - https://www.sec.gov/foia/docs/atslist.htm, DBOT ATS, LLC is one of the listed ATS.

10.	Please also provide a plain-English description of a “block chain based Alternative Trading System.” In this description, please expand on how block chain is incorporated or otherwise relevant to the trading system.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21.

Our ability to make our products remain competitive, page 25

11.	Please expand your discussion of your consumer electronics e-commerce and smart supply chain management operations to include some background information on revenue arrangements and sales channels for electronics products and crude oil. Please make clear how your customers utilize, or benefit from, your products and services. We note your disclosure in the fourth paragraph on page 6.

Response: In response to the Staff’s comment, the Company has added disclosure on page 24.

Revenues, page 27

12.	Please disclose the nature of revenue transactions with related parties amounting to $18.9 million as reported on page 26, including such other information deemed necessary for an understanding of the effects of the transactions on the financial statements.

Response: In response to the Staff’s comment, the Company has added disclosure on page F-27.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Five

13.	Please describe the growth drivers for your revenues from sales of electronics and crude oil products arising from the operation of your Engine 7 " Supply Chain Finance and Management for Vertical Products" which you referenced in your Prospectus Summary. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on page 31.

Licensed Content, page 32

14.	It appears that your Legacy YOD revenues from licensed content have significantly decreased from $4.5 million in 2016 to $794,273 in 2017. Please tell us and disclose your assessment of the recoverability of the licensed content intangible asset and indicate what your major inputs and assumptions were. Additionally, disclose your basis for amortizing this asset and advise us.

Response: In response to the Staff’s comment, the Company has added disclosure on p. F-24. We respectfully advise the Staff that the management’s conclusion of no impairment of the licensed content intangible assets is based on the plan that Company intends to sell those intangible assets to an independent third party with consideration larger than its net book value in 2018, and management believes that we can close the deal in 2018, which has been disclosed on p. F-24.

In response to the Staff’s comment, the Company has added disclosure on page 36. The Company further advises the Staff that we amortize licensed content in cost of revenues over the contents contractual window of availability based on the expected revenue derived from the licensed content, beginning with the month of first availability, such that our revenues bear a representative amount of the cost of the licensed content..

VIE Structure and Arrangements Loan Agreement, page 41

15.	Please clarify the status of the TOD WFOE loan. In this regard, we note that in one instance you state that the loan was eliminated upon a certain capital contribution. In the following sentence, however, you discuss the circumstances under which the loan "can only be repaid." To avoid possible confusion, please expand your disclosure here.

Response: In response to the Staff’s comment, the Company has added disclosure on page 46.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Six

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the sentence “Lan Yang has contributed all of the RMB 27.6 million ($4.2 million) in the form of capital contribution and accordingly the loan is eliminated with the capital of SSF upon consolidation” within your referenced paragraph is to disclose the accounting treatment of this loan, which was eliminated upon consolidation with share capital. To avoid possible confusion, the Company has revised the first sentence to specify that elimination is only for accounting purposes.

In addition, the sentence “The loan can only be repaid by a transfer by the nominee shareholders of their equity interests in SSF to YOD WFOE or YOD WFOE’s designated persons…” within the same paragraph is intended to describe how the loan can be repaid in contract.

Regulations, page 43

16.	Please expand your Regulations section to discuss laws and regulations that will be applicable to your planned Fintech business. Discuss which government entities enforce these laws and regulations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the current disclosure in the Regulations section is responsive to the Company’s business and as the Company launches and operates fintech businesses which involve additional regulations the Company will expand its regulatory disclosure accordingly.

Management Summary of Qualifications of Current Directors, page 50

17.	Please confirm that the disclosures here have been updated as applicable to account for your planned Fintech operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company confirms that the Management Summary of Qualifications of Current Directors on page 55 is current.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Seven

Revenue Recognition, page F-12

18.	Please describe your revenue arrangements for consumer electronics e-commerce and smart supply chain management operations and trading platforms in order that your investors may better understand how the underlying sales transactions evolve and how you earn revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12.

6. Accounts Receivable, page F-22

19.	We note your "revenue from related party" on page F-4. Please disclose the receivable amounts due from such related party and the manner of settlement. Refer to paragraphs 50-1(d) and 50-2 of ASC 850-10.

Response:

In response to Staff’s comment, the Company has added disclosure on page F-29, under the subtitle “Crude Oil Trading.”

The Company respectfully advises the Staff that receivable amounts due from such related party is nil as of December 31, 2017 as the Company already collected all billings from this related party.

12. Related Party Transactions, page F-27

20.	In order that your investors may better understand the significance of your transactions with related parties, please summarize the dollar amounts of the transactions reported hereunder for each of the periods for which income statements are presented and the respective income statement captions. Refer to ASC 850-10-50-1(C).

Response: In response to Staff’s comment, the Company has added a table on page F-27.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Eight

(e) Assets Disposal to BT, page F-28

21.	Please clarify how the disposal of Zhong Hai Shu Xun Media impacted your Legacy YOD business. Further, please explain why the licensed content did not convey with the disposal transaction.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Zhong Hai Shi Xun Media is one of our three subsidiaries operating in licensed content in PRC which has been disclosed in our VIE structure section on pages F-15 to F-20, and we use these three subsidiaries to sign contracts with customer under the Company’s own direction after considering tax and administrative factors. Furthermore, all the licensed content that the Company currently has is under the Company “Seven Stars Cloud Group, Inc.” Therefore, the disposal of Zhong Hai Shi Xun Media has no financial impact on our legacy YOD business.

The Company further respectfully advises the Staff that the Company considered the applicable clause under ASC 205-20-45-1B and 1C which states:

“a disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results…”

“Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity.”

As stated above, the disposal of Zhong Hai Shi Xun has no operational or financial impact with respect to our YOD business, and in fact, as contracted with Yanhua in early December 2016, in order to offset losses from high upfront minimum guarantee licensing fees to studios, the Company announced a change to its business model with the Yanhua Operating Partnership, where Yanhua will act as the exclusive distribution operator (within the territory of the People's Republic of China) of the Company's licensed library of major studio films in five years, and the Company will continue to partner with Yanhua regardless of this disposal of Zhong Hai Shi Xun. Therefore, the disposal of Zhong Hai Shi Xun did not represent a strategic shift as it will not have a major effect on the Company’s operations and financial results.

General

22.	We note that you are planning to either change your business focus or to incorporate what appears to be a new area of operations. Please clarify throughout your registration statement:

•	what will happen to your current business and whether you plan to continue offering your current services;

•	what portion of your operations will consist of your new line of business; and

•	where you plan to offer the services of your planned new operations.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 1 and 22 and throughout the Registration Statement to clarify (i) that the Company will continue to run its legacy YOD business through its Yanhua Operating Partnership, and Yanhua will act as the exclusive distribution operator (within the territory of the People’s Republic of China) of the Company’s licensed library of major studio films; and (ii) a significant portion of the Company’s operations will consist of these new lines of business and these services will be offered globally from our New York and China offices.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 24, 2018
Page Nine

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 503-9812.

Sincerely,

/s/ William N. Haddad
William N. Haddad